BROKERING AGREEMENT
                               -------------------

THIS AGREEMENT is made on this 4th day of March 2005.

BETWEEN:

(1) EXCEL MARITIME CARRIERS LTD. (the "Company") a company incorporated in Liberia whose registered office is at 80, Broad Street, Monrovia, Liberia;

(2) EXCEL MANAGEMENT LTD. (the "Broker") a company incorporated in Liberia whose registered office is at 80, Broad Street, Monrovia, Liberia.

WHEREAS

The Company wishes to appoint the Broker to provide all necessary broking services to the Company and its various ship-owning subsidiaries, which include, but are not limited to, seeking and negotiating employment for the Company's vessels and the conclusion (including the execution thereof) of charterparties or other contracts relating to the employment of all the Company's Vessels (the Company's Vessels).

NOW THEREFORE IT IS HEREBY AGREED:

1. In consideration of the payment of the brokering fees hereinafter described, the Broker is appointed as the Company's broker to provide services for the employment and chartering of the Company's Vessels;

2. This Agreement shall be effective as of 1.1.2005 and shall continue for an initial period of one year and shall be automatically extended for successive one year periods, unless written notice by either party is given at least one
(1) year prior to the commencement of the applicable one year extension period. In case the Broker fails to perform his obligations hereunder, the Company is entitled to terminate this agreement by thirty (30) days prior written notice.

3. For services performed hereunder by the Broker, the Broker shall receive a commission fee of one and a quarter of one percent (1.25%) calculated on the hire/ freight/earnings of the Company's Vessels.

4. Any notice or other communication required to be given or made hereunder shall be in writing and may be served by sending the same by registered airmail, letter or telex or by delivering the same (against receipt) to the address or telex number (as the case may be) of the party to be served as set out below or to such other address or telex number as may from time to time be notified by that party for the purpose:

THE COMPANY:   Excel Maritime Carriers Ltd
               Par La Ville Place
               14 Par La Ville Road
               Hamilton HMJX
               Bermuda
               Tel: (441) 2958313
               Fax: (441)2921373, 2956792
               Tlx: 3758 CHAIR BA

THE BROKER:    Excel Management Ltd
               67, Akti Miaouli
               Piraeus
               Tel: 210-4598701
               Fax: 210-4286386

5. Any other services to be rendered against payment of customary fees and any dispute arising out of or in connection with this agreement shall be resolved by arbitration as per clause 19.1.of the standard management Agreement approved by BIMCO under code name SHIPMAN, which is deemed to be incorporated herein in extension.

IN WITNESS WHEREOF, the parties hereinabove have caused this Agreement to be signed in duplicate by their respective and duly authorized representatives as of the date first written hereinabove.

    EXCEL MARITIME CARRIERS LTD.

By: ________________________
    Mr. ....................


    EXCEL MANAGEMENT LTD.

By: ________________________
    Mr. ....................

02545.0001 #556246